UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Molecular Data Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)

60852L106**

(CUSIP Number)

June 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A Ordinary Shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 60852L106

1	Names of Reporting Persons Greatest Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
	5	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With:		0
	6	Shared Voting Power 43,801,792 (1)
	7	Sole Dispositive Power 0

	8	Shared Dispositive Power
43,801,792 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,801,792 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.1% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Number of shares is number of Class A ordinary shares, par value US$0.00005 per share (“Class A Ordinary Shares”), of Molecular Data Inc. (the “Issuer”) held by Greatest Investments Limited.

(2)	This percentage is calculated based on 290,813,051 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 30, 2020.

SCHEDULE 13G

CUSIP No. 60852L106

1	Names of Reporting Persons Fosun International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
	5	Sole Voting Power
Number of Shares Beneficially Owned by Each Reporting Person With:		0
	6	Shared Voting Power 43,801,792 (1)
	7	Sole Dispositive Power 0

	8	Shared Dispositive Power
43,801,792 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,801,792 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 15.1% (2)
12	Type of Reporting Person (See Instructions) CO

(1)	Number of shares is number of Class A Ordinary Shares of the Issuer held by Greatest Investments Limited.

(2)	This percentage is calculated based on 290,813,051 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2020, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 30, 2020.

Item 1.

(a)	Name of Issuer:

Molecular Data Inc.

(b)	Address of Issuer’s Principal Executive Offices:

5/F, Building 12, 1001 North Qinzhou Road

Xuhui District, Shanghai 201109

People’s Republic of China

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Greatest Investments Limited (“Greatest Investments”), a company organized under the laws of the British Virgin Islands, and Fosun International Limited (“Fosun International”, together with Greatest Investments, the “Reporting Persons”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”).

Greatest Investments is a wholly-owned subsidiary of Fosun International.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office for Greatest Investments is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The address of the principal business office for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.

(c)	Citizenship:

See Item 2(a)

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00005 per share, of the Issuer

(e)	CUSIP No.:

60852L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of June 30, 2020.

(b)	See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of June 30, 2020.

(c)	See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Ordinary Shares that are beneficially owned by each Reporting Person as of June 30, 2020 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2020

GREATEST INVESTMENTS LIMITED

By:	/s/ JIN Hualong
JIN Hualong
Director

FOSUN INTERNATIONAL LIMITED

By:	/s/ SZE Mei Ming
SZE Mei Ming
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated July 10, 2020 by and between Greatest Investments Limited and Fosun International Limited.

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